--------------------------------------------------------------------------------

Dear Participant:
--------------------------------------------------------------------------------

   Separate Account (B) ended the year with an Accumulated Unit Value increase of 20.44% while the dividend-adjusted Standard and Poor's Composite Index of 500 stocks (S&P 500) increased by 22.96%. The Wall Street Journal reported that the average return for diversified U.S. stock funds was 19.47% in 1996.
   1996 was the second consecutive year of strong double digit growth for the stock market, with large capitalization stocks again outperforming small capitalization stocks. The cumulative two year return of 59.80% was exceeded during the post World War II era only by the 71.40% return in 1954-1955. Generally two strong double digit growth years during this period have been followed by a flat to down year.
   Although we were positive entering 1996, the strength of the market surprised us, as it did most experts. The economy advanced, but alternated by quarter between moderate and much stronger growth. The Federal Reserve Board took action only in late January by lowering both the Fed Funds rate and the discount rate by a quarter of a percentage point to 5.25% and 5.00%, respectively. With inflation seemingly under control, earnings for many companies continuing to meet or exceed analysts' projections, a stronger dollar attracting offshore funds to our financial markets and strong money flows into equity mutual funds, the market advance is, in hindsight, at least explainable.
   Separate Account (B) remained essentially fully invested during the year. The cash, or short-term invested position, tends to fluctuate between 5% to 10% reflecting individual stock opportunities rather than taking a higher risk approach of attempting to adjust the portfolio to market swings. When the market is up strongly, keeping money invested at 5.00% in money market instruments acts as a drag on performance. To enhance our cash returns, we have sold call options, taking in net premium in excess of $895,000 for the year ended December
31. Call options are only sold for stocks owned or stocks specifically purchased to sell an attendant option.
   As with any index, the performance of constituent groups of the S&P 500 was quite diverse. Separate Account (B) was moderately overweighted in Capital Goods-Technology and Energy, both groups doing well in 1996. We were slightly underweighted in the Financial Services area, but did own Boatmen's Bancshares which performed exceptionally well, reflecting a merger bid from Nationsbank Corp. Our primary pharmaceutical holdings, Pfizer and Schering Plough, were strong performers. Several of our weaker performers included Telecommunications, Inc. and United Health which were ultimately sold and Electronic Data Systems which announced a slowdown in top line growth. Electric utilities, trucking, broadcasting, machine tools and steel had poor relative performance, all of which we avoided.
   1997 shapes up as an interesting year for the stock market. As we previously mentioned, a third year of double digit growth would be extremely unusual. Stock prices, however, are not excessively high on a price to earnings basis at the current levels of interest rates and inflation. Equity mutual fund cash flow is strong and our markets continue to be attractive to foreigners. We believe that the stock market during 1997 will be quite sensitive to corporate earnings reports and that volatility will increase. Management will continue to closely monitor market conditions and make portfolio changes that we believe will enhance relative returns.
   Thank you for your continued support and participation.

Cordially,

Lew H. Nathan
Lew H. Nathan
Chairman of the Committee
Separate Account (B)
--------------------------------------------------------------------------------

|------------------------------------------------------------------------------------------------------------------|
|                                                                                                                  |
|                                                      FINANCIAL HIGHLIGHTS                                        |
|                                      CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)                          |
|------------------------------------------------------------------------------------------------------------------|
|                                                                                                                  |
|                                                                         YEAR ENDED DECEMBER 31                   |
|                                                      ------------------------------------------------------------|
|(PER ACCUMULATION UNIT OUTSTANDING DURING THE PERIOD)    1996            1995          1994        1993       1992|
|------------------------------------------------------------------------------------------------------------------|
|Value at beginning of period                            $11.74          $ 8.85         $8.91       $7.70    $7.29 |
|                                                      --------           -----           ---         ---      --- |
|Investment income                                          .19             .19           .19         .15      .16 |
|Fees                                                       .10             .09           .07         .07      .06 |
|                                                      --------           -----           ---         ---      --- |
|      INVESTMENT INCOME--NET                               .09             .10           .12         .08      .10 |
|Net gain (loss) on investments                            2.31            2.79          (.18)       1.13      .31 |
|                                                      --------           -----           ---         ---      --- |
|      NET INCREASE (DECREASE) IN PARTICIPANTS' EQUITY                                                             |
|       RESULTING FROM OPERATIONS                          2.40            2.89          (.06)       1.21      .41 |
|                                                      --------           -----           ---         ---      --- |
|VALUE AT END OF PERIOD                                  $14.14          $11.74         $8.85       $8.91    $7.70 |
|                                                      ========           =====           ===         ===      === |
|Ratio of investment income--                                                                                      |
|   net to average participants' equity                    0.7%            1.0%          1.3%        1.0%     1.4% |
|Ratio of fees to average participants' equity             .83%            .83%          .83%        .83%     .83% |
|Portfolio turnover rate                                    53%             46%           52%         69%      71% |
|Number of accumulation units outstanding at end of                                                                |
|   period                                            8,502,140       8,763,186     9,298,777  9,385,475 9,935,498 |
|==================================================================================================================|

                See accompanying Notes to Financial Statements.

--------------------------------------------------------------------------------
                       COMMITTEE FOR SEPARATE ACCOUNT (B)
--------------------------------------------------------------------------------
                                     MEMBERS
--------------------------------------------------------------------------------
Lew H. Nathan, Chairman                 Richard T. Fox
Vice President and                      President
Portfolio Manager                       21st Century Environmental
Continental Assurance Company           Management, Inc.

Richard W. Dubberke                     William W. Tongue
Group Vice President                    Professor of Economics
Continental Assurance Company           and Finance, Emeritus
                                        University of Illinois at Chicago
                           Peter J. Wrenn
                           President
                           Hudson Technology, Inc.
--------------------------------------------------------------------------------

SECRETARY                 AUDITORS                CUSTODIAN
Lynne Gugenheim           Deloitte & Touche LLP   The Chase Manhattan Bank, N.A.
Vice President and        Chicago, Illinois       New York, New York
Associate General Counsel
Continental Assurance Company
--------------------------------------------------------------------------------

            This report has been prepared for the information of participants in Continental Assurance Company Separate Account (B) and is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus that includes information regarding Separate Account (B)'s objectives, policies, management, records, sales commissions and other information.
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
RECORD OF ACCUMULATION UNIT VALUES
----------------------------------------------------------------------------------------------

                    UNIT
       VALUATION   MARKET
         DATE      VALUE
-------------------------
1996  December 31  $14.14
1995  December 31   11.74
1994  December 31    8.85
1993  December 31    8.91
1992  December 31    7.70
1991  December 31    7.29
1990  December 31    5.45
1989  December 31    5.31
1988  December 31    4.56
1987  December 31    3.91
-------------------------

  The Annuity Unit Values shown at the right are based on the monthly increases or decreases in the accumulation unit values in excess of an assumed annualized rate of 3 1/2% and rounded to the nearest cent.

----------------------------------------
RECORD OF ANNUITY UNIT VALUES
----------------------------------------

                  UNIT
      VALUATION  MARKET
        DATE     VALUE
-----------------------
1997  January 1  $4.88
1996  January 1   4.36
1995  January 1   3.35
1994  January 1   3.39
1993  January 1   3.14
1992  January 1   2.71
1991  January 1   2.36
1990  January 1   2.40
1989  January 1   2.08
1988  January 1   1.86
----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         ILLUSTRATION OF AN ASSUMED INVESTMENT IN ONE ACCUMULATION UNIT
--------------------------------------------------------------------------------

   Separate Account (B) does not make distributions of investment income and realized capital gains; therefore, the unit values include investment income and capital gains. This chart displays the unit value at December 31 for the past ten years. This period was one of mixed common stock prices.

The values shown should not be considered representations of values which may be achieved in the future.

                              (CHART APPEARS HERE)
                              Unit Value Bar Graph

                              1996         $13.06
                              1995          11.74
                              1994           8.85
                              1993           8.91
                              1992           7.70
                              1991           7.29
                              1990           5.45
                              1989           5.31
                              1988           4.56
                              1987           3.91
                              1986           3.72
-------------------------------------------------------------------------------

======================================================================================
                         ALLOCATION OF EQUITY INVESTMENTS
                CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
 =====================================================================================
 DECEMBER 31                                                     1996        1995
 -------------------------------------------------------------------------------------
   Technological                                                   23.4%       22.7%
   Consumer Staples                                                18.2        15.1
   Financial Services                                              13.5        10.9
   Consumer Services                                               13.2        16.9
   Energy                                                          10.3         7.6
   Capital Goods                                                    9.8         5.0
   Basic Industries                                                 5.6         6.7
   Consumer Cyclicals                                               3.7         6.9
   Transportation                                                   2.3         2.4
   Conglomerates                                                     --         5.8
                                                                   ----        ----
                                                                    100%        100%
                                                                   ----        ----
------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                            SCHEDULE OF INVESTMENTS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
==============================================================================================
DECEMBER 31, 1996

                                                              NUMBER OF              MARKET
(ALL INVESTMENTS ARE IN SECURITIES OF UNAFFILIATED ISSUERS)    SHARES                VALUE
----------------------------------------------------------------------------------------------
COMMON STOCKS:
   AEROSPACE-(2.1%)
   United Technologies Corporation                              38,200            $  2,521,200
                                                                                  ------------
   BEVERAGES-(3.1%)
   The Robert Mondavi Corporation*                              49,000               1,788,500
   PepsiCo Inc.                                                 67,000               1,959,750
                                                                                  ------------
                                                                                     3,748,250
                                                                                  ------------
   BROADCASTING-(1.4%)
   Tele-comm Liberty Media Gr-A*                                59,250               1,692,328
                                                                                  ------------
   CHEMICAL-(3.4%)
   Monsanto Company                                             55,000               2,138,125
   Minerals Technologies Inc.                                   47,300               1,939,300
                                                                                  ------------
                                                                                     4,077,425
                                                                                  ------------
   COMPUTER TECHNOLOGY-(7.2%)
   Electronic Data Systems Corporation                          57,500               2,486,875
   First Data Corp.                                             80,000               2,920,000
   Hewlett-Packard Company                                      64,000               3,216,000
                                                                                  ------------
                                                                                     8,622,875
                                                                                  ------------
----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
   CONTAINER-(1.8%)
   Crown Cork & Seal Company, Inc.              40,000               2,175,000
                                                                  ------------
   COSMETICS-(3.4%)
   The Gillette Company                         52,000               4,043,000
------------------------------------------------------------------------------
DIVERSIFIED-(2.1%)
   Thermo Electron Corp.*                       61,625               2,542,031
                                                                  ------------
   ELECTRONIC COMPONENTS-(5.0%)
   Molex Incorporated/Class A                   93,437               3,328,693
   Motorola, Inc.                               44,000               2,700,500
                                                                  ------------
                                                                     6,029,193
                                                                  ------------
   ELECTRICAL EQUIPMENT-(1.8%)
   General Electric Company                     22,500               2,224,688
                                                                  ------------
   ENERGY-(1.8%)
   The Columbia Gas System, Inc.                35,000               2,226,875
                                                                  ------------
   ENGINEERING & CONSTRUCTION-(1.7%)
   Fluor Corporation                            33,000               2,070,750
                                                                  ------------
   FINANCIAL SERVICES-(1.4%)
   American Express Company                     30,000               1,695,000
                                                                  ------------
   FINANCIAL SERVICES (BANK)-(9.2%)
   Banc One Corporation                         54,500               2,343,500
   Boatmen's Bancshares Inc.                    40,000               2,580,000
   Citicorp                                     40,500               4,171,500
   Norwest Corporation                          45,000               1,957,500
                                                                  ------------
                                                                    11,052,500
                                                                  ------------
   FOODS-(1.9%)
   C P C International Inc.                     28,800               2,232,000
                                                                  ------------
                See accompanying Notes to Financial Statements.
------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
==============================================================================================
DECEMBER 31, 1996

                                                              NUMBER OF              MARKET
(All investments are in securities of unaffiliated issuers)    SHARES                VALUE
----------------------------------------------------------------------------------------------
COMMON STOCKS:
   HEALTH CARE-(9.8%)
   Cardinal Health, Inc.                                        69,750            $  4,062,938
   Healthsouth Corp.*                                           94,000               3,630,750
   Pfizer Inc.                                                  50,500               4,185,187
                                                                                  ------------
                                                                                    11,878,875
                                                                                  ------------
   HOSPITAL MANAGEMENT-(2.1%)
   Columbia HCA Healthcare Corp.                                62,500               2,546,875
                                                                                  ------------
   HOUSEHOLD PRODUCTS-(2.5%)
   Procter & Gamble Co.                                         28,300               3,042,250
                                                                                  ------------
   INSURANCE-(2.1%)
   Travelers/Aetna Property Casualty Corporation                70,000               2,476,250
                                                                                  ------------
   MACHINERY-(3.5%)
   Deere & Company                                              46,600               1,893,125
   Illinois Tool Works, Inc.                                    28,400               2,268,450
                                                                                  ------------
                                                                                     4,161,575
                                                                                  ------------
   NATURAL GAS PIPELINE-(2.9%)
   Enron Corp.                                                  80,000               3,450,000
                                                                                  ------------
   OIL FIELD SERVICES & EQUIPMENT-(1.9%)
   Schlumberger Limited                                         23,000               2,297,125
                                                                                  ------------
   OIL & GAS EQUIPMENT-(3.1%)
   Camco International Inc.                                     80,000               3,690,000
                                                                                  ------------
   PHARMACEUTICAL-(2.8%)
   Eli Lilly and Company                                        10,000                 730,000
   Schering-Plough Corporation                                  40,000               2,590,000
                                                                                  ------------
                                                                                     3,320,000
                                                                                  ------------
   RAILROADS-(2.2%)
   Burlington Northern Santa Fe                                 30,212               2,609,562
                                                                                  ------------
   RESTAURANTS/FAST FOOD-(1.9%)
   McDonald's Corporation                                       50,000               2,262,500
                                                                                  ------------
   RETAIL STORES-(3.5%)
   Home Depot Inc.                                              38,333               1,921,442
   The Sports Authority, Inc.*                                 104,750               2,278,312
                                                                                  ------------
                                                                                     4,199,754
                                                                                  ------------
==============================================================================================

----------------------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
==============================================================================================
DECEMBER 31, 1996

                                                              NUMBER OF              MARKET
(All investments are in securities of unaffiliated issuers)    SHARES                VALUE
----------------------------------------------------------------------------------------------
   SEMICONDUCTOR-(4.2%)
   Applied Materials Inc.*                                      49,000               1,760,938
   Intel Corp.                                                  25,000               3,273,437
                                                                                  ------------
                                                                                     5,034,375
                                                                                  ------------
   TELECOMMUNICATIONS-(4.0%)
   A T & T Corporation                                          44,000               1,914,000
   Loral Space & Communications*                               119,000               2,186,625
   Tele-Communications, Inc./Class A*                           55,000                 728,750
                                                                                  ------------
                                                                                     4,829,375
                                                                                  ------------
         TOTAL COMMON STOCKS--(93.8%)                                              112,751,631
                                                                                  ------------

                See accompanying Notes to Financial Statements.
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
==============================================================================================
DECEMBER 31, 1996

                                                              NUMBER OF
                                                              CONTRACTS
                                                                  OR                MARKET
(ALL INVESTMENTS ARE IN SECURITIES OF UNAFFILIATED ISSUERS)   PAR VALUE             VALUE
---------------------------------------------------------------------------------------------
OPTIONS:
   FINANCIAL SERVICES (BANK)-(0.0%)
   Citicorp                                                          50          $      5,374
                                                                                 ------------
   HEALTH CARE-(0.0%)
   Cardinal Health, Inc.                                            100                (8,625)
   Pfizer Inc.                                                       50                 7,562
                                                                                 ------------
                                                                                       (1,063)
   PHARMACEUTICAL-(0.0%)
   Eli Lilly and Company                                            100                14,499
                                                                                 ------------
   SEMICONDUCTOR-(0.0%)
   Applied Materials Inc.                                           200                (1,000)
   Intel Corp.                                                       50                 2,249
                                                                                 ------------
                                                                                        1,249
                                                                                 ------------
         TOTAL OPTIONS-(0.0%)                                                          20,059
SHORT-TERM NOTES:                                                                -----------
   COMMERCIAL SERVICES-(2.9%)
   PHH Corp., 5.47%, due 1/10/97                              $3,515,000            3,510,193
                                                                                 ------------
   FINANCE-(3.8%)
   Pitney Bowes Credit Corporation, 5.90%, due 1/07/97        4,522,000             4,517,554
                                                                                 ------------
         TOTAL SHORT-TERM NOTES-(6.7%)                                              8,027,747
                                                                                 ------------
         TOTAL INVESTMENTS-(100.5%)                                               120,799,437
   Cash and receivables less liabilities-(-0.5%)                                     (607,795)
----------------------------------------------------------------------------------------------
         PARTICIPANTS' EQUITY-NET ASSETS-(100.0%)                                $120,191,642
==============================================================================================

*Non-income producing security in 1996.
See accompanying Notes to Financial Statements.

----------------------------------------------------------------------------------------------
                           STOCK PORTFOLIO CHANGES
              CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
==============================================================================================



         YEAR ENDED DECEMBER 31, 1996 (IN SHARES)            INCREASED   DECREASED   NOW OWNED
----------------------------------------------------------------------------------------------
COMMON STOCK:
  AMR Corporation                                               22,152      22,152     -
   A T & T Capital Corp.                                          -         50,000     -
   A T & T Corporation                                           5,000        -      44,000
   Aluminum Co. of America                                       5,000      30,000     -
   American Express Company                                     30,000        -      30,000
   Applied Materials Inc.                                       10,000      10,000   49,000
   Banc One Corporation                                         54,500        -      54,500
----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                      STOCK PORTFOLIO CHANGES (CONTINUED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
================================================================================================


          YEAR ENDED DECEMBER 31, 1996 (IN SHARES)            INCREASED   DECREASED   NOW OWNED
COMMON STOCK:
   Boatmens Bancshares Inc.                                        -        32,000      40,000
   Boise Cascade Office Products Corporation                    36,500      96,000         -
   Buckeye Cellulose Corp.                                         -        80,000         -
   C P C International Inc.                                        -         8,000      28,800
   Cardinal Health, Inc.                                        23,250         -        69,750
   Circus Circus Enterprises, Inc.                                 -        43,610         -
   Citicorp                                                        -        10,000      40,500
   Colgate-Palmolive Company                                    15,000      15,000        -
   The Columbia Gas Systems, Inc.                               35,000         -        35,000
   Columbia HCA Healthcare Corp.                                42,500      10,000      62,500
   Crown Cork & Seal Company, Inc.                              40,000         -        40,000
   Deere & Company                                              46,600         -        46,600
   Electronic Data Systems Corporation                          57,500         -        57,500
   First Data Corp.                                             40,000         -        80,000
   General Electric Company                                     22,500         -        22,500
   General Motors Corporation                                   37,500      37,500        -
   Healthsouth Corp.                                              -         10,000      94,000
   Hercules Inc.                                                  -         30,000        -
   Hewlett-Packard Company                                      37,000         -        64,000
   Home Depot Inc.                                                -         10,000      38,333
   ITT Corporation                                              35,000      35,000        -
   Illinois Tool Works, Inc.                                      -         16,000      28,400
   Intel Corp.                                                  25,000      25,000      25,000
   Eli Lilly and Company                                       100,000      90,000      10,000
   Loral Corp.                                                    -         94,000        -
   Loral Space & Communications                                119,000         -       119,000
   Lucent Technologies                                          14,260      14,260        -
   Molex Incorporated/Class A                                     -         10,000      93,437
   The Robert Mondavi Corporation                               49,000         -        49,000
   Monsanto Company                                             55,000         -        55,000
   Norwest Corporation                                          45,000         -        45,000
   PNC Bank Corp.                                                 -         70,000        -
   PepsiCo, Inc.                                                67,000         -        67,000
   Pfizer Inc.                                                    -          8,900      50,500
   Procter & Gamble Co.                                           -         10,000      28,300
   Schering Plough Corporation                                    -          4,000      40,000
   Schlumberger Limited                                         23,000         -        23,000
   The Sports Authority Inc.                                    43,250      25,000     104,750
   Tele-Communications, Inc./Class A                            75,000     111,000      55,000
   Tele-comm Liberty Media Gr-A                                 10,000         -        59,250
   Tenneco Inc.                                                   -         40,000        -
   Thermo Electron Corp.                                        24,875      33,000      61,625
   Thermo Optek Corporation                                     27,200      27,200        -
   Travelers/Aetna Property Casualty Corporation                70,000         -        70,000
------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                      STOCK PORTFOLIO CHANGES (CONTINUED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
==============================================================================================
COMMON STOCK:
   Trex Medical Corporation                                      2,500       2,500       -
   United HealthCare Corp.                                         -        40,000       -
   United Technologies Corporation                              38,200         -      38,200
   Vastar Resources Inc.                                           -        65,700       -
   Xerox Corporation                                            41,000      56,000       -
==============================================================================================

-----------------------------------------------------------------------------------------
                       TEN LARGEST COMMON STOCK HOLDINGS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=========================================================================================



                                                                MARKET          % OF NET
                     DECEMBER 31, 1996                           VALUE           ASSETS
-----------------------------------------------------------------------------------------
Pfizer Inc.                                                   $ 4,185,187          3.5%
Citicorp                                                        4,171,500          3.5
Cardinal Health, Inc.                                           4,062,938          3.4
The Gillette Company                                            4,043,000          3.4
Camco International Inc.                                        3,690,000          3.1
Healthsouth Corp.                                               3,630,750          3.0
Enron Corp.                                                     3,450,000          2.9
Molex Incorporated/Class A                                      3,328,693          2.7
Intel Corp.                                                     3,273,437          2.7
Hewlett-Packard Company                                         3,216,000          2.6
-----------------------------------------------------------------------------------------
                                                              $37,051,505         30.8%
=========================================================================================

------------------------------------------------------------------------------------------

                      STATEMENT OF ASSETS AND LIABILITIES
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
==========================================================================================



DECEMBER 31                                                        1996           1995
------------------------------------------------------------------------------------------
ASSETS
   Investments in securities of unaffiliated issuers--Note 1:
      Common stocks at market (cost $73,779,133 and
       $65,102,944)                                           $112,751,631   $ 96,523,922
      Call options written at market (cost $99,747)                 20,059            -
      Bonds at market (cost $1,763,438)                                -        1,785,000
      Short-term notes at amortized cost (approximates
       market)                                                   8,027,747      4,506,013
                                                               -----------     ----------
          TOTAL INVESTMENTS                                    120,799,437    102,814,935
   Cash                                                            188,311            441
   Dividends receivable--Note 1                                    144,192        113,049
   Interest receivable                                                 -           17,767
   Receivable for securities sold                                  520,198            -
   Receivable from Continental Assurance Company for fund
     deposits                                                        1,719            -
                                                               -----------     ----------
             TOTAL ASSETS                                      121,653,857    102,946,192
                                                               -----------     ----------
LIABILITIES
   Fees payable to Continental Assurance Company--Note 4            40,876         37,153
   Payable for securities purchased                              1,083,750            -
   Deferred income call options written                             99,747            -
   Payable to Continental Assurance Company for fund
     withdrawals                                                   237,842         63,955
                                                               -----------     ----------
             TOTAL LIABILITIES                                   1,462,215        101,108
------------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY--NET ASSETS (8,502,140 and 8,763,186
  units issued and outstanding at
 $14.14 and $11.74 per unit)--Note 2                          $120,191,642   $102,845,084
==========================================================================================

-----------------------------------------------------------------------------------------

                            STATEMENT OF OPERATIONS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=========================================================================================


YEAR ENDED DECEMBER 31                                             1996           1995
-----------------------------------------------------------------------------------------
Investment income:
   Dividends                                                  $ 1,177,681    $ 1,103,176
   Interest and other                                             509,710        586,862
                                                              -----------    -----------
                                                                1,687,391      1,690,038
                                                              -----------    -----------
Fees (Continental Assurance Company)--Note 4:
   Investment advisory fees                                       562,628        462,018
   Service fees                                                   371,335        304,932
                                                              -----------    -----------
                                                                  933,963        766,950
                                                              -----------    -----------
             INVESTMENT INCOME--NET                               753,428        923,088
                                                              -----------    -----------
Investment gain--Note 3:
   Net realized gain                                           12,631,639      5,038,356
   Net unrealized gain                                          7,550,017     20,163,632
                                                              -----------    -----------
             NET GAIN ON INVESTMENTS                           20,181,656     25,201,988
----------------------------------------------------------------------------------------
NET INCREASE IN PARTICIPANTS' EQUITY RESULTING FROM
  OPERATIONS                                                  $20,935,084    $26,125,076
=========================================================================================

                See accompanying Notes to Financial Statements.

---------------------------------------------------------------------------------------------
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=============================================================================================



                   YEAR ENDED DECEMBER 31                         1996              1995
---------------------------------------------------------------------------------------------
From operations:
   Investment income--net                                     $    753,428      $    923,088
   Net realized gain on investments                             12,631,639         5,038,356
   Net unrealized gain on investments                            7,550,017        20,163,632
                                                               -----------        ----------
         Net increase in participants' equity resulting from
          operations                                            20,935,084        26,125,076
                                                               -----------        ----------
From unit transactions:
   Sales                                                         2,182,340         1,920,287
   Withdrawals                                                  (5,770,866)       (7,464,709)
                                                               -----------        ----------
         Net decrease in participants' equity resulting from
          unit transactions                                     (3,588,526)       (5,544,422)
                                                               -----------        ----------
         TOTAL INCREASE IN PARTICIPANTS' EQUITY                 17,346,558        20,580,654
Participants' equity, January 1                                102,845,084        82,264,430
---------------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY, DECEMBER 31                             $120,191,642      $102,845,084
=============================================================================================

                 See accompanying Notes to Financial Statements

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                    NOTE 1. SIGNIFICANT ACCOUNTING POLICIES:
================================================================================

ORGANIZATION
   Continental Assurance Company Separate Account (B) (Separate Account (B)) is registered under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company. Separate Account (B) is part of Continental Assurance Company (Assurance), an Illinois life insurance company which is a wholly-owned subsidiary of Continental Casualty Company (Casualty). Casualty is wholly-owned by CNA Financial Corporation (CNA). Loews Corporation owns approximately 84% of the outstanding common stock of CNA.
   The operations of Assurance include the sale of certain variable annuity contracts, the proceeds of which are invested in Separate Account (B). Assurance also provides investment advisory and administrative services to Separate Account (B) for a fee.
   The assets and liabilities of Separate Account (B) are segregated from those of Assurance.

INVESTMENTS
   Investments in securities traded on national securities exchanges are valued at the last reported sales price on each business day of the year. Securities not traded on a national exchange are valued at the bid price of over-the-counter market quotations. Short-term notes are valued at cost plus accrued discount or interest (amortized cost) which approximates market.
   Separate Account (B) invests from time to time in certain derivative financial instruments to increase investment returns. Financial instruments used for such purposes include put and call options on stocks. The gross notional principal amount of these instruments at December 31, 1996 totaled $3,841,250. No open derivative positions existed at December 31, 1995.
   Derivatives are carried at fair value which generally reflects the estimated amounts that Separate Account (B) would receive or pay upon termination of the contracts at the reporting date. Dealer quotes are available for all of Separate Account (B)'s derivatives.
   The fair values associated with these instruments are generally affected by changes in the stock market. The credit risk associated with these instruments is minimal as all transactions are cleared through security exchanges.
   Net realized gains and losses on sales of securities are determined as the difference between proceeds and cost, using the specific identification method. There are no differences in cost for financial statement and Federal income tax purposes.
   Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.
   Separate Account (B) may loan securities, up to a maximum of 25% of its net assets, to brokers under loan agreements which are fully secured by cash or government securities. Loaned securities are not reported herein as purchases or sales since Separate Account (B) remains the owner of loaned securities. No loans were outstanding December 31, 1996 and 1995.

FEDERAL INCOME TAXES
   Under existing Federal income tax law, no taxes are payable on net investment income and net realized capital gains, which are reinvested in Separate Account
(B) and taken into account in determining unit values.

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                   NOTE 2. PARTICIPANTS' EQUITY--NET ASSETS:
==========================================================================================
Participants' equity--net assets consisted of the following:



------------------------------------------------------------------------------------------
                        DECEMBER 31                               1996           1995
------------------------------------------------------------------------------------------
From operations:
    Accumulated investment income--net                        $ 51,281,747   $ 50,528,319
    Accumulated net realized gain on investment transactions    79,880,069     67,248,430
    Accumulated unrealized gain                                 39,694,309     31,965,754
   Accumulated unrealized loss                                    (701,753)      (523,215)
                                                               ------------   ------------
         Accumulated income                                    170,154,372    149,219,288
From unit transactions:
    Accumulated proceeds from sale of units, net of
     withdrawals                                               (49,962,730)   (46,374,204)
------------------------------------------------------------------------------------------
TOTAL PARTICIPANTS' EQUITY--NET ASSETS                         $120,191,642   $102,845,084
==========================================================================================

-----------------------------------------------------------------------------------------
                              NOTE 3. INVESTMENTS:
=========================================================================================
NET RELATED GAIN ON INVESTMENTS
YEAR ENDED DECEMBER 31                                             1996           1995
-----------------------------------------------------------------------------------------
Aggregate proceeds                                            $385,825,919   $318,899,683
Aggregate cost                                                 373,194,280    313,861,327
-----------------------------------------------------------------------------------------
    Net realized gain                                         $ 12,631,639   $  5,038,356
=========================================================================================

-----------------------------------------------------------------------------------------
CHANGE IN UNREALIZED GAIN ON INVESTMENTS
YEAR ENDED DECEMBER 31                                             1996           1995
-----------------------------------------------------------------------------------------
Unrealized gain on investments:
    Balance, December 31                                      $ 38,992,556   $ 31,442,539
    Less balance, January 1                                     31,442,539     11,278,907
-----------------------------------------------------------------------------------------
    Change in net unrealized gain                             $  7,550,017   $ 20,163,632
=========================================================================================

AGGREGATE COST OF SECURITIES PURCHASED
YEAR ENDED DECEMBER 31                                            1996           1995
-----------------------------------------------------------------------------------------
Common stocks                                                 $ 54,207,247   $ 35,759,614
Preferred stocks                                                   -            2,103,588
Put options                                                          3,000        -
Bonds                                                            2,346,875      1,763,438
Short-term notes                                               327,063,972    274,431,387
-----------------------------------------------------------------------------------------
    Total purchases                                           $383,621,094   $314,058,027
=========================================================================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            NOTE 4. MANAGEMENT FEES:
================================================================================

     Separate Account (B) pays fees to Assurance for investment advisory and management services (investment advisory fees) which are set by contract at one-half of one percent per annum of the average daily net assets of Separate Account (B).

     The Investment Advisory Agreement additionally provides for the reimbursement to Assurance for certain legal, accounting and other expenses (service fees). Such reimbursement is computed at the rate of .33 of one percent per annum of the average daily net assets of Separate Account (B).

     Participants pay fees to Assurance for sales and administrative services. Sales fees represent costs paid by participants upon purchase of additional accumulation units; administrative fees are deducted annually from certain participants' accounts.

-----------------------------------------------------------------------------------------
FEES AND EXPENSES PAID TO ASSURANCE



YEAR ENDED DECEMBER 31                                            1996             1995
-----------------------------------------------------------------------------------------
Investment advisory fees                                        $562,628         $462,018
Service fees                                                     371,335          304,932
                                                                 -------          -------
    Total fees charged to fund income                            933,963          766,950
Sales and administrative fees paid by participants                12,704           13,563
-----------------------------------------------------------------------------------------
    TOTAL                                                       $946,667         $780,513
=========================================================================================

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
================================================================================

The Committee Members and the Participants of
Continental Assurance Company Separate Account (B)

     We have audited the accompanying statement of assets and liabilities, including the schedule of investments as of December 31, 1996, of Continental Assurance Company Separate Account (B) (a separate account of Continental
Assurance Company (the Company), which is an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) as of December 31, 1996 and 1995, and the related statement of operations and changes in participants' equity for the years then ended, and the financial highlights for each of the five years in the period ended December 31, 1996. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Assurance Company Separate Account (B) as of December 31, 1996 and 1995, the results of its operations and changes in its participants' equity for the years then ended, in conformity with generally accepted accounting principles. The financial highlights present fairly the information set forth therein for each of the five years in the period ended December 31, 1996.

Deloitte & Touche LLP
Chicago, Illinois
February 12, 1997

--------------------------------------------------------------------------------

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

                                        [B LOGO]



                          CONTINENTAL ASSURANCE COMPANY

                              SEPARATE ACCOUNT (B)

                             REPORT TO PARTICIPANTS

                                DECEMBER 31, 1996



[CNA LOGO]

[CA LOGO]

L 554-921 (12/96)         2/97